Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com	VIA EDGAR

January 27, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Scot Foley

Re:	Aduro Biotech, Inc.

Draft Registration Statement on Form S-1

Submitted December 19, 2014

CIK No. 0001435049

Dear Mr. Riedler:

On behalf of our client, Aduro Biotech, Inc. (“Aduro” or the “Company”), we are submitting this letter and the following information in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 15, 2015 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on December 19, 2014 (“Draft No. 1”).

Concurrently with the submission of this letter, the Company is submitting a Confidential Draft Registration Statement (“Draft No. 2”) in response to the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Draft No. 2.

Staff Comments and Company Responses

Prospectus Summary

Our Proprietary Technology Platforms and Pipeline, page 2

1.	Please explain what you mean by “high-level expression” and “secretion of encoded antigens.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided additional explanation of “high-level expression” and “secretion of encoded antigens,” as requested, on pages 2 and 83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

January 27, 2015

Page Two

2.	In your statements concerning the cost-effectiveness of your LADD product candidates, please explain what “off-the-shelf” means.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 2 and 84 to clarify that the LAAD product candidates do not need to be personalized for each patient.

3.	Please explain what the Breakthrough Therapy designation conferred on the combination of CRS-207 and GVAX Pancreas entails.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it provides an explanation regarding the Breakthrough Therapy designation on page 20 and, as requested, has provided additional explanation on pages 1, 68 and 82.

4.	Please note that CRS-207 and GVAX Pancreas have received orphan drug designation from the FDA and briefly discuss the implications of this.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it provides an explanation of the orphan drug designation on pages 19 and 20 and, as requested, has provided additional explanation on pages 1, 68 and 82.

5.	The chart of your pipeline product candidates included on page 4 should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. For example, the table currently suggests that CRS-207 in combination with GVAX Pancreas and an anti-PD-1 checkpoint inhibitor is currently in a Phase 2 stage but your narrative disclosure on page 97 states that a Phase 2b trial is only in the planning stage. Similarly, the table indicates that CVS-207 in combination with chemotherapy has completed Phase 1 testing but your disclosure on page 98 states that a Phase 1b study is still ongoing. Please amend this chart and the corresponding one on page 88 as necessary.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has amended the pipeline charts on pages 4 and 88, as requested. The Company also acknowledges that the clinical study using CRS-207 in combination with GVAX Pancreas and an anti-PD-1 checkpoint inhibitor was initiated in January 2015; therefore, the program status has been updated on page 92 as “ongoing” and the trial description has been modified accordingly on page 97.

6.	Please remove the “Other LADD Strains” and “Other CDNs” from the charts referred to in the immediately preceding comment. These programs are too undefined to properly be reflected in a chart depicting your active pipeline product candidates.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has removed the full rows associated with “Other LADD Strains” and “Other CDNs” from the charts, as requested, on pages 4 and 88.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

January 27, 2015

Page Three

Risk Factors

Risks Related to Our Business

“Our product candidates may cause undesirable side effects . . .,” page 17

7.	Please define the term “lymphopenia” in this risk factor and explain any implications for the development of CRS-207 related to the occurrence of Grade 4 lymphopenia. For example, if you are considering any modifications of the CRS-207 formula, indication dosage, treatment or clinical trial design as a result of these adverse effects, please state this in the risk factor and explain them with specificity.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has defined the term “lymphopenia” on pages 17 and 95 to provide additional explanation in response to the Staff’s comment.

Risks Related to Our Intellectual Property

“If we are unable to protect our intellectual property rights . . .,” page 38

8.	Please describe the claims of U.S. Patent No. 7,935,804 that were amended and/or canceled as a result of ex parte reexamination proceedings.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that on page 39 it has provided additional description of U.S. Patent No. 7,935,804, as requested.

Use of Proceeds, page 59

9.	Please provide separate bullets allocating a portion of proceeds to completion of each of the five ongoing or planned studies disclosed on page 92 as well as the planned ADU-S100 study. These should be in addition to bullets that also disclose the amount of proceeds to be allocated to other LADD products, other CDN products and the manufacture of CRS-207 and GVAX Pancreas at commercial scale.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in response, it has modified and expanded the bullets allocating a portion of the proceeds on page 59. The Company supplementally advises the Staff that, for purposes of this disclosure, it has aggregated the ongoing and planned clinical trials involving CRS-207 by product candidate and indication, with the first bullet describing the ongoing Phase 2b clinical trials (ECLIPSE and STELLAR) in pancreatic cancer and the second bullet describing the planned Phase 2 clinical trials in mesothelioma and ovarian cancer. The Company has also aggregated its CDN product candidates and research and development programs, with the fourth bullet describing planned research and development expense for the CDN product candidates, including the planned ADU-S100 clinical trial. The Company believes that this presentation will be more accessible and informative to investors than listing the use of proceeds for each ongoing and planned trial, as it aggregates planned expense for (a) ongoing CRS-207 clinical trials in the Company’s lead indication, pancreatic cancer, (b) planned clinical trials for CRS-207 for potential additional indications, including mesothelioma and ovarian cancer, and (c) planned research and development expense for the Company’s CDN program. The Company supplementally advises the Staff that it does not anticipate using any of the proceeds for its ongoing Phase 1 clinical trial of ADU-623 in glioblastoma, as this trial is fully funded.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 71

10.	On page 73, you state that a payment for the acquisition of the GVAX technology was made to BioSante Pharmaceutical, Inc. while on page 92 you note that in 2013 you acquired the GVAX Pancreas product candidates from ANI Pharmaceuticals Inc. Please clarify here that BioSante was acquired by ANI after the asset purchase agreement was entered into so as to remove any apparent discrepancy in your disclosure.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

January 27, 2015

Page Four

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided additional clarification on pages 74, as requested.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 78

11.	We may have additional comments on your accounting for stock compensation or any beneficial conversion features, once you have disclosed an estimated offering price. Please provide to us a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will continue to update the disclosures in its subsequent submissions and filings under the Securities Act of 1933, as amended, as equity instruments are issued, continue to explain any fair value variances up through the filing in which the estimated offering price is included and will provide the requested analysis.

Business

Immuno-oncology and the Application of Our Technology Platform, page 88

12.	In your discussion of the “create and expand approach” on page 89, you note that there is one approved product relating to ex-vivo modulated cancer vaccines. Please identify this product in your disclosure.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has identified the product, as requested, on page 89.

Our Imnuno-Oncology Technology Platforms, page 90

13.	Please disclose whether or not Investigational New Drug Applications (INDs) have been filed for any of the product candidates listed in the table on page 92 with ongoing or planned clinical studies. If so, disclose who filed them and the approximate date(s) these filing(s) were made and for which indications. If you believe that no INDs are required for any of these products and/or indications at this time, please explain why in your disclosure.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided additional disclosure, as requested, on page 92.

14.	In the table on page 92 you state that the status of ADU-741 and ADU-241 is “undisclosed.” In your pipeline product candidate table you suggest that these products have at least completed preclinical development. Please amend the table on page 92 to disclose the status consistent with the pipeline table.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

January 27, 2015

Page Five

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has amended the table on page 92 and provided additional disclosure, as requested.

15.	Please state the approximate dates of your preclinical studies and the Phase 1 and 2a clinical trials of CRS-207 combined with GVAX Pancreas. If you were not involved in any of these studies or trials, please amend your disclosure to identify the sponsors or investigators.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided the relevant dates and additional related disclosure, as requested, on page 93.

16.	Please state why the Phase 2a trial subjects were administered with low dose cyclophosphamide prior to GVAX Pancreas.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has the provided additional explanation regarding the rationale for Phase 2a trial subjects receiving cyclophosphamide, as requested, on page 93.

17.	Please explain what the “hazard ratio for death” cited in your disclosure represents and the significance of the p-value reported.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has the provided additional explanation regarding the “hazard ratio for death” and p-value significance, as requested, on page 94.

18.	In your description of the Phase 2b ECLIPSE trial you state that patients “will be” enrolled in two cohorts. If enrollment has not yet begun, please amend your disclosure throughout your registration statement to reflect this and to change the status of this trial from ongoing to not yet begun. If enrollment has in fact actually been initiated, please amend this part of your disclosure to clarify this point and remove any inconsistencies.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has amended the description of the Phase 2b ECLIPSE trial, as requested, on page 96.

19.	On page 104, please describe the context of the pictures you have included, explaining how they illustrate the observed outcomes of the administration of ADU-S100 in your preclinical studies.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided additional disclosure, as requested, on pages 104 and 105.

Manufacturing, page 105

20.	Please identify the contract manufacturing organizations and include the material terms of your agreements with them in your disclosure. Please also file these agreements as exhibits to your registration statement. Alternatively, please explain why you believe these agreements are not material.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

January 27, 2015

Page Six

Response: The Company acknowledges the Staff’s comment and has identified the contract manufacturing organizations and included the material terms of its agreements with IDT Biologika GmbH (“IDT”) and Lonza Walkersville, Inc. (“Lonza”). The Company will file the agreements with IDT and Lonza as exhibits to the Registration Statement and will submit a separate application for confidential treatment relating to these new exhibits to be filed.

The Company respectfully advises the Staff that it does not believe that it is substantially dependent on its manufacturing agreements with The Johns Hopkins University (“JHU”) and Waisman Clinical BioManufacturing (“Waisman”). The contracts with JHU and Waisman are terminable by the Company on short notice without penalty. In addition, the Company believes that there are many third parties that can perform the services and that the Company could replace JHU and/or Waisman with these third parties without significant delay, expense or other disruption. The Company also believes that the manufacturing agreements with JHU and Waisman are of the type that ordinarily accompany the kind of business conducted by the Company and are made in the ordinary course of business. Accordingly, the Company respectfully submits that the manufacturing agreements with JHU and Waisman are neither required to be filed as exhibits to the Registration Statement nor described in the Business section of the prospectus.

Intellectual Property, page 106

21.	Please state the total number of patents relating to the LADD technology platform that are material to your operations, bifurcating between those that are owned and those that are licensed from third parties. Please also state the jurisdiction(s), expiration date(s) and the types of patent protection you have obtained.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided additional disclosure on page 107 regarding the LADD technology platform patents, as requested. Additionally, the Company advises the Staff that it has modified the description of the “CDN Family” of patents on page 108 to provide parallel disclosure.

22.	Please state the name of the co-owner of the patents connected to the EGFRvIII Family.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided the name of the co-owner, as requested, on page 107.

Our Research and Development and License Agreements, page 111

23.	Please file each of the GVAX-Based Agreements and the CDN-Based Agreements as exhibits to your registration statement or provide us with your analysis as to why they are not required to be filed.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

January 27, 2015

Page Seven

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will file each of the GVAX-Based Agreements and the CDN-Based Agreements as exhibits to the Registration Statement and will submit a separate application for confidential treatment relating to these new exhibits to be filed.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 7. Convertible Preferred Stock, F-44

24.	Please provide us your computation of the $3.5 million gain on extinguishment, including your accounting treatment for the related beneficial conversion feature and equity component. Also, explain the methods and key assumptions used in determining the fair value of the convertible preferred stock issued in the conversion of this debt.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in August 2013 the Company entered into a note and warrant purchase agreement (the “Agreement”) with related parties and raised $13.0 million via the issuance of convertible promissory notes (“Notes”) and warrants to purchase common stock. The warrants were evaluated in accordance with ASC 815-10-15-83, 815-10-15-74(a) and 480-10-20. Based on such evaluation, it was concluded that the warrants were embedded derivatives and were therefore bifurcated from the Notes. Under the terms of the Agreement, the outstanding Notes automatically convert into equity shares upon the earlier of the closing of a convertible preferred stock financing with proceeds of at least $35.0 million (“Next Financing”), the merger or sale of the Company (“Sale Event”) or the maturity of the Notes on May 30, 2014. In the event of conversion due to the Next Financing, the conversion price would equal the price paid per share in the Next Financing. In a Sale Event or at maturity, the conversion price would be the Series B convertible preferred stock (“Series B”) original issue price of $1.1937322 per share.

At the date of issuance, the Notes, under certain provisions, were convertible into Series B based on the original issuance price of the Series B of $1.1937322 per share. Such price was lower than the fair value of the Series B at the date of issuance of the Notes. Accordingly, a beneficial conversion feature was recorded as a debt discount and credited to additional paid-in capital.

At the inception of the Agreement, it was determined that the automatic conversion upon occurrence of the Next Financing at the Next Financing share price represented a redemption feature embedded within the Notes. The Company evaluated whether the redemption feature required bifurcation under ASC 815-15-25-1 and determined, based on guidance in ASC 815-15-25-26 and 815-25-42, that such feature was clearly and closely related to the debt host instrument and therefore should not be bifurcated and separately accounted for at fair value. The Notes converted in May 2014 at the time of the Series C convertible preferred stock (the “Series C”) financing, following the Next Financing automatic conversion provisions of the Agreement. The automatic conversion of the Notes was treated as a debt extinguishment in accordance with ASC 470-50-40-2.

In performing the extinguishment calculation, the Company followed the provisions of ASC 470-20-40-3 which states that if a convertible debt instrument containing an embedded beneficial conversion feature is extinguished before conversion, a portion of the reacquisition price should be allocated to the repurchase of the beneficial conversion feature. Further, the amount of the reacquisition price allocated to the beneficial conversion feature should be measured using the intrinsic value of that conversion option at the extinguishment date, with the residual amount

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

January 27, 2015

Page Eight

allocated to the convertible debt instrument. The gain or loss on the extinguishment of the convertible debt instrument would be determined based on its carrying amount and allocated reacquisition price.

Accordingly, the Company’s calculation of the gain on extinguishment is as follows:

Reacquisition price - Series C convertible preferred stock(1)	$14,236,395
Amount allocated to repurchase of beneficial conversion feature(2)	3,553,126

Residual amount allocated to reacquisition of the Notes	10,683,269
Carrying value of the Notes(3)	14,236,395

Gain on extinguishment of the Notes	$(3,553,126)

(1)	Calculated as the sum of (a) 6,199,217 Series C shares issued at $2.17 per share and (b) the fair value of warrants issued together with the Notes in the amount of $0.8 million.

(2)	Amount allocated to the repurchase of the beneficial conversion feature was calculated as the difference between the stated Series B conversion price and the fair value of the Series B into which the debt was convertible.

(3)	Calculated as the sum of (a) the book value of the Notes at the date of issuance, including accrued interest of $0.5 million, and (b) the fair value of warrants issued together with the Notes in the amount of $0.8 million.

The Company respectfully advises the Staff that the fair value of the Series C utilized in the extinguishment calculation was based on the price paid by the investors to purchase Series C shares. The purchase of such Series C shares occurred on the same date as the conversion of the Notes. The Series C share issuance was determined to be an arm’s-length transaction with both existing and new investors purchasing Series C shares at a price of $2.17 per share. Therefore, the Company has deemed the Series C share price appropriate for the purpose of the debt extinguishment calculation illustrated above.

Finally, the Company considered whether it may be appropriate to account for the gain on extinguishment of the Notes as a capital transaction between related parties and concluded extinguishment gains would only be reflected as capital transactions if all equity holders benefited on a pro rata basis. As the transaction did not result in each of the equity holders receiving a pro rata allocation upon extinguishment of the Notes, equity treatment of the extinguishment transaction was determined to not be appropriate and the gain on extinguishment was reflected within non-operating income. Further, as the redemption occurred pursuant to the original terms of the Agreement, we considered that extinguishment accounting was deemed to be appropriate.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

January 27, 2015

Page Nine

Other Comments

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide the staff with copies of all relevant written communications, as requested.

26.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Draft No. 2 includes all of the proposed artwork that the Company intends to include in the printed prospectus.

27.	We note that you have submitted an application for confidential treatment relating to several of your exhibits. Please be advised that we will review this application separately and comments issued as a result of that review, if any, must be resolved prior to your filing a request for acceleration.

Response: The Company acknowledges the Staff’s comment and will respond to any resultant comments, as requested.

28.	We further note that several exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable. Please be advised that once you file your registration statement publicly you must also file each exhibit as well, even if you have already submitted them to us as part of your confidential submission.

Response: The Company acknowledges the Staff’s comment and will submit all relevant exhibits as soon as is practicable.

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3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

January 27, 2015

Page Ten

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Draft No. 2 or this response letter to me at (650) 843-5636.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Stephen T. Isaacs, Aduro Biotech, Inc.

Barbara A. Kosacz, Cooley LLP

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM